MC Endeavors, Inc.

33865 Mariana Unit C

Dana Point, CA 92629

February 11, 2019

Kate McHale

Attorney

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	MC Endeavors, Inc.
Offering Statement on Form 1-A
Filed February 11, 2019
File No. 024-10892

Dear Ms. Hale:

Kindly be advised that MC Endeavors, Inc. (the “Company”) requests that its Regulation A offering be qualified on Thursday, February 14, 2019 at 12 Noon.

If you would like any further information or have any questions, please do not hesitate to contact me.

Sincerely,

/s/ John Stippick

John Stippick

President